Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin & Frankfurt Stock Exchanges

March 23, 2006

Las Vegas From Home.com Entertainment Inc. lists its common shares on the Frankfurt Stock Exchange

Vancouver, British Columbia, March 23, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that its common shares have been accepted for listing and have commenced trading on the Frankfurt Stock Exchange under the trading symbol LVH. The Company’s ISIN number is CA 517 672 1010 and the German Security code is WKN 935277.

“The listing of the Company’s shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European Investment community as well as increasing the visibility of its products in that marketplace” stated Jake Kalpakian, President and CEO of LVFH.

The Frankfurt Stock Exchange, which offers fully electronic trading facilities, is one of the largest stock exchanges in the world. For more information on the Frankfurt Stock Exchange, please visit www.exchange.de .

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

Forward Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.